Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports First Quarter 2022 Results

•	Triple blockade of PVRIG/TIGIT/PD-1 may be required to optimize clinical responses

•	COM701, a unique check point inhibitor, with potential to recruit additional T cells to the TME

•	COM902 has the potential to be a best-in-class anti-TIGIT antibody

•	On track to deliver clinical data from the cohort expansion study of COM701/nivolumab in MSS CRC in Q4 2022

•	Enrollment continues in the Phase 1 clinical studies for COM701 and COM902

•	Cash balance of $107 million affirms focus on capital efficiency with bold execution on Compugen’s DNAM-1 axis hypothesis

HOLON, ISRAEL, May 16, 2022 –– Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, announced today financial results for the first quarter ended March 31, 2022 and provided a corporate update on key events since the start of 2022.

“I am excited about the outlook of Compugen’s immune checkpoint inhibitors based on their unique characteristics, encouraging preliminary clinical data and our differentiated clinical development strategy,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. We are the first to evaluate the triple blockade of the DNAM-1 axis, targeting PVRIG, TIGIT and PD-1 in the clinic. Based on the totality of the data we have to date on the PVRIG pathway, we believe triple blockade of PVRIG/TIGIT/PD-1 may be required for optimizing clinical responses in both inflamed and less inflamed tumors where other checkpoint inhibitors have so far been unsuccessful. Our Phase 1 clinical data demonstrated durable disease control rates, consistent immune activation, and good tolerability. With COM902, we are the first company to present clinical data with an IgG4 anti-TIGIT antibody, with low Fc-effector function. Having over a decade of expertise in this space, we believe this is the optimal design for an anti-TIGIT antibody. COM902 achieved a disease control rate of 50%. Unlike some other anti-TIGIT antibodies, to date studies have shown that COM902 avoids depletion of the CD8+ T cells, crucial for efficacy and we believe the IgG4 backbone may come with additional safety benefits. We look forward to proving our DNAM-1 axis hypothesis through our robust differentiated clinical strategy with studies designed to maximize the potential of COM701.”

Dr. Cohen-Dayag also commented, “Continuing on our excellent track record in execution, our first quarter of 2022 has been focused on execution of our differentiated clinical strategy to further enhance our leadership in DNAM-1 axis evaluation. Enrollment continues in our well designed, comprehensive Phase 1 clinical studies with our pioneering immunotherapy drug candidates COM701, targeting PVRIG, and COM902, targeting TIGIT. In addition, we continue to be data-driven, invest in cutting edge research and innovate as reflected by presentations at the AACR and Keystone Symposium as well as expansion of COM701 intellectual property portfolio with a new U.S. patent covering triple combination use with anti-PD-1 and anti-TIGIT antibodies. Our $107 million cash balance affirms our financial discipline, with bold execution on our DNAM-1 axis hypothesis.”

Dr. Cohen-Dayag continued, “Our clinical program is comprised of three ongoing cohort expansion combination studies, with overlapping indications, in patients with relapsed disease and indications so far insensitive to immunotherapy. The program was designed to focus on patients with limited treatment options and indications with greatest unmet need to efficiently demonstrate proof-of-concept for our novel immune therapies. Our intention is to report data from fully enrolled cohorts of each of these studies, taking into consideration that certain cohorts/indications enroll faster than others. We are on track to provide results from these studies starting with the microsatellite stable colorectal cancer, COM701/nivolumab combination expansion cohort, in the fourth quarter of 2022. We are also planning to report results from the other cohorts throughout 2023. The data from these studies will guide our regulatory strategy on a cohort-by-cohort basis.”

Dr. Cohen-Dayag concluded, “We are committed and we look forward to updating the medical and investment communities with our progress.”

Financial Results

As of March 31, 2022, cash, cash equivalents, short-term bank deposits and restricted cash totaled approximately $107 million, compared with approximately $118 million as of December 31, 2021. The Company expects its existing cash and cash related balances to be sufficient to fund its operating plan into 2024, at the current rate of expenses. Compugen does not have any debt.

R&D expenses for the first quarter ended March 31, 2022, were approximately $7.2 million compared with approximately $7.3 million for the comparable period in 2021.

General and administrative expenses for the first quarter ended March 31, 2022, were approximately $2.6 million compared with approximately $2.7 million for the comparable period in 2021.

Net loss for the first quarter ended March 31, 2022, was approximately $9.7 million, or $0.11 per basic and diluted share, compared with a net loss of approximately $9.9 million, or $0.12 per basic and diluted share, in the comparable period of 2021.

About Compugen

Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody, for the treatment of solid tumors, in Phase 1 as a single agent and in dual, and triple combinations; COM902, a potential best-in-class monoclonal antibody targeting TIGIT for the treatment of solid and hematological tumors, undergoing Phase 1 studies as a single agent and in dual combination with COM701. Partnered programs include bapotulimab, an antibody targeting ILDR2, in Phase 1 development, licensed to Bayer under a research and discovery collaboration and license agreement, and a TIGIT/PD-1 bispecific derived from COM902 (AZD2936) in Phase 1/2 development by AstraZeneca through a license agreement for the development of bispecific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our belief that triple blockade of PVRIG/TIGIT/PD-1 may be required for optimizing clinical responses in both inflamed and less inflamed tumors where other checkpoint inhibitors have so far been unsuccessful; our belief that IgG4 anti-TIGIT antibody is the optimal design for an anti-TIGIT antibody; our belief that the IgG4 backbone may express additional safety benefits in addition to preventing the depletion of the CD8+ T cells; and our expectation that existing cash and cash related balances will be sufficient to fund our operating plan into 2024. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: In the near term, Compugen is highly dependent on the success of COM701 and of COM902; Compugen may not be able to advance its internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so; Clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete its trials on the timelines it expects; Compugen has limited experience in the development of therapeutic product candidates, and it may be unable to implement its business strategy. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Investor Relations contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications Compugen Ltd.
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended
	March 31,
	2022	2021
	Unaudited	Unaudited
Operating expenses
Research and development expenses	7,170	7,326
Marketing and business development expenses	223	224
General and administrative expenses	2,603	2,714
Total operating expenses	9,996	10,264
Financial and other income, net	286	359
Loss before taxes on income	(9,710)	(9,905)
Taxes on income	-	-
Net loss	(9,710)	(9,905)

Basic and diluted net loss per ordinary share	(0.11)	(0.12)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	86,454,510	83,680,332

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31,	December 31,
	2022	2021
	Unaudited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	106,821	117,762
Other accounts receivable and prepaid expenses	5,302	5,460
Total current assets	112,123	123,222

Non-current assets
Long-term prepaid expenses	1,917	1,911
Severance pay fund	3,110	3,125
Operating lease right to use asset	2,118	2,247
Property and equipment, net	1,665	1,658
Total non-current assets	8,810	8,941

Total assets	120,933	132,163

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	11,446	12,699
Current maturity of operating lease liability	764	768
Short-term deferred participation in R&D expenses	3,493	3,629
Total current liabilities	15,703	17,096

Non-current liabilities
Long-term deferred participation in R&D expenses	1,651	2,715
Long-term operating lease liability	1,772	1,982
Accrued severance pay	3,657	3,677
Total non-current liabilities	7,080	8,374

Total shareholders' equity	98,150	106,693

Total liabilities and shareholders' equity	120,933	132,163